UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ROCK ENERGY RESOURCES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

77208P102

(CUSIP Number)

Rocky V. Emery, Chief Executive Officer
10375 Richmond, Suite 2100
Houston, TX 77042
(713) 954-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 77208P102

1.	Names of Reporting Persons Rocky V. Emery

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,666,334

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 9,666,334

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,666,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 77208P102

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.0001 (“Common Shares”), of Rock Energy Resources, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 10375 Richmond, Suite 2100, Houston, Texas 77042.

Item 2.	Identity and Background
(a), (b), (c) and (f)

This Schedule 13D is filed by Rocky V. Emery (the “Reporting Person”).  The Reporting Person is an individual resident of the State of Texas and a citizen of the United States.  The Reporting Person’s business address is 10375 Richmond, Suite 2100, Houston, Texas 77042.  The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Issuer.  The Reporting Person’s principal occupation is directing the business operations of the Issuer.

(d) and (e)

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 21, 2007, the Issuer entered into an Asset Purchase Agreement to acquire all of the assets of Rock Energy Partners, L.P. (“REP”), a Houston, Texas based company engaged in oil and gas exploration, production and development.  As consideration for the purchase of the assets of REP, the Issuer issued a total of 54,374,849 shares of its common stock to the partners of REP in return for all of the units of partnership interest in REP, or approximately 0.319 shares for each unit of partnership interest in REP held by REP’s partners.  In connection with this transaction, the Reporting Person acquired beneficial ownership of a total of 9,601,584 shares of common stock for his units of partnership interest in REP, which shares include the certain indirect ownership as described in Item 5(a) below.  This transaction closed on January 2, 2008.

Subsequent to the closing of the above transaction, and as of the date hereof, the Reporting Person has purchased an aggregate of 64,750 additional shares of common stock in open market purchases with a price range of approximately $1.92 to $2.72 per share using general funds of the Reporting Person.

This common stock information reflects a one-for-eight reverse stock split effected by the Issuer on February 19, 2008.

Item 4.	Purpose of Transaction

The Reporting Person has acquired the voting shares for investment purposes.  Except as set forth below, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

CUSIP No. 77208P102

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)            Any action similar to any of those enumerated above.

The Reporting Person at any time and from time to time may acquire additional Common Shares or dispose of any or all of such Common Shares depending upon an ongoing evaluation of the investment, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.  The Reporting Person intends to continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Common Shares, monetary and stock market conditions and other further developments.

Item 5.	Interest in Securities of the Issuer

(a)           At the close of business on the date hereof, the Reporting Person beneficially owned 9,666,334 Common Shares, which constitute approximately 12.7% of the class outstanding.  The aggregate percentage of Common Shares reported as beneficially owned by the Reporting Person is based upon 76,368,208 Common Shares outstanding as of the date hereof.  The Reporting Person directly owns 5,687,922 of the Common Shares, and indirectly owns: 1,618,341 shares of common stock held by the Emery Family Trust, of which the Reporting Person is both a trustee and a beneficiary; 734,777 shares of common stock held by the Reporting Person’s children; 1,597,341 shares of common stock held by the Julie K. Emery Separate Property Trust, of which the Reporting Person’s spouse is sole trustee and beneficiary; and 27,953 shares of common stock held by the Rocky V. Emery 2004 Grantor Retained Annuity Trust, of which the Reporting Person is a trustee.

(b)           The Reporting Person, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Shares reported in Item 5(a).

CUSIP No. 77208P102

(c)           The table below specifies the date, amount and per-share price of Common Shares purchased by the Reporting Person during the past sixty days.  All transactions were effected in the open market on the OTC Bulletin Board.

Trade	# of	Price Per
Date	Share	Shares

8/21/08	3,000	$2.5667
8/26/08	17,000	$2.3824
8/27/08	11,000	$2.5682
9/4/08	10,000	$2.2789
9/11/08	5,000	$2.0000

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares, other than the trusts and family members through which the Reporting Person indirectly owns Common Shares, as described in Item 5(a).

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
None

CUSIP No. 77208P102

Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

September 17, 2008
Date
/s/ Rocky V. Emery
Signature
Rocky V. Emery
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).